Exhibit 2.2

AMENDMENT NO. 1 TO

PURCHASE AGREEMENT

THIS AMENDMENT NO. 1 TO PURCHASE AGREEMENT (this “Amendment”) is entered into as of September 15, 2021, among Daily Mail and General Trust plc, a public limited company organized under the laws of England and Wales (“Parent”), DMG Atlantic Limited, a private limited company organized under the laws of England and Wales and a wholly owned indirect subsidiary of Parent (“UK Seller”), DMG US Investments, Inc., a corporation organized under the laws of Delaware and a wholly owned direct subsidiary of UK Seller (the “Transferred US Entity”), and Moody’s Analytics, Inc., a Delaware corporation (“Purchaser”). Capitalized terms not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Purchase Agreement (as defined below).

WHEREAS, Parent, UK Seller, the Transferred US Entity and Purchaser are party to the Purchase Agreement, dated as of August 5, 2021 (the “Purchase Agreement”); and

WHEREAS, the parties desire to amend the Purchase Agreement as set forth herein, in accordance with Section 10.03 of the Purchase Agreement.

NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

1. Section 2.04 (“Treatment of Rome Equity Awards and Rome Common Shares Awarded Under the Rome Equity Plans”) of the Purchase Agreement is hereby replaced in its entirety by the following:

(a) Administrative Actions. Prior to the Closing, Parent shall, and Parent shall cause its applicable Parent Subsidiaries to, adopt such resolutions and take such other actions as Parent shall determine is necessary, desirable or appropriate to effectuate and implement this Section 2.04, including:

(i) Establishment of Liquidity Date. The Rome Compensation Committee shall establish a “Liquidity Date”, which shall be the Closing Date, under the Rome 2011 Equity Plan and the Rome 2014 Equity Plan, in connection with the exercise of Rome’s call right pursuant to Section 4(a)(viii) of the Rome 2011 Equity Plan and Section 4(a)(vii) of the Rome 2014 Equity Plan.

(ii) Fair Market Value. The “Fair Market Value” of a Rome Common Share shall be determined by the Board of Directors of Rome as specified in Section 2.04(a)(ii) of the Seller Disclosure Letter (the “Rome Fair Market Value”).

(b) Rome Options.

(i) Vested Rome Options. Effective as of the Closing, each portion of a Rome Option that is vested (including Rome Options the vesting of which are accelerated by reason of the Closing including by virtue of Section 2.04(b)(ii)) and exercisable and that remains outstanding and unexercised as of the Closing shall, automatically and without any action on the part of the holder thereof, be canceled at the Closing in exchange for a lump sum cash payment equal to (x) the excess, if any, of (A) the Rome Fair Market Value minus (B) the exercise price per Rome Common Share subject to such Rome Option, multiplied by (y) the number of vested Rome Common Shares subject to such portion of the Rome Option immediately prior to the Closing

(ii) Acceleration of Unvested Rome Options Scheduled to Vest On or Before December 31, 2021. Effective as of immediately prior to the Closing, but contingent on the Closing, Rome shall cause the accelerated vesting of the portion, if any, of each Rome Option that is outstanding immediately prior to the Closing and otherwise is scheduled to vest during the period from the Closing through December 31, 2021.

(iii) Unvested Rome Options. Effective as of the Closing, except as otherwise agreed in writing between a Rome Employee and Purchaser or an Affiliate of Purchaser prior to the Closing, each portion of a Rome Option that is unvested and that remains outstanding as of the Closing (after taking into consideration the accelerated vesting of certain Rome Options or portions thereof including by virtue of Section 2.04(b)(ii)) shall, automatically and without any action on the part of the holder thereof, be converted into an option (on the same terms and conditions, including vesting schedule) to acquire a number of shares of Milan Parent Common Stock equal to the product (rounded down to the nearest whole number) of (i) the number of remaining unvested Rome Common Shares subject to the Rome Option immediately prior to the Closing and (ii) the Equity Award Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the result obtained by dividing (A) the exercise price per Rome Common Share of such Rome Option immediately prior to the Closing by (B) the Equity Award Exchange Ratio. The “Equity Award Exchange Ratio” shall mean a fraction (x) the numerator of which is the Rome Fair Market Value and (y) the denominator of which is the volume-weighted average price of a share of Milan Parent Common Stock over the five consecutive trading days that end one full Business Day prior to the Closing.

(c) Unvested Rome Restricted Stock Units. Effective as of the Closing, each award of unvested Rome Restricted Stock Units that is outstanding as of the Closing shall, automatically and without any action on the part of the holder thereof, be converted into an award of restricted stock units (on the same terms and conditions, including vesting schedule) with respect to a number of shares of Milan Parent Common Stock determined by multiplying (A) the number of Rome Common Shares subject to such Rome Restricted Stock Unit immediately prior to the Closing by (B) the Equity Award Exchange Ratio (rounded to the nearest whole number of shares of Milan Parent Common Stock).

(d) Certain Accelerated Vesting. Notwithstanding anything to the contrary in the Rome Equity Plans and forms of award agreements thereunder, following the Closing, the vesting of each Rome Option or Rome Restricted Stock Unit that was converted into an option for shares of Milan Parent Common Stock or a restricted stock unit with respect to Milan Parent Common Stock as described in Section 2.04(b)(iii) or 2.04(c) shall immediately accelerate and vest upon the holder’s termination by Purchaser or any of its Subsidiaries (including the Rome Entity) without “Cause” (as defined in the Rome 2015 Equity Plan) within 12 months following the Closing or upon the holder’s death or “Disability” (as defined in the Rome 2015 Equity Plan).

(e) Rome Common Shares Awarded Under the Rome Equity Plans.

(i) Effective as of the Closing and on the Liquidity Date, Rome shall exercise its call right under Section 8 of the Rome 2011 Equity Plan and Section 10 of the Rome 2014 Equity Plan, pursuant to which each Rome Common Share that is not held by Parent or a Parent Subsidiary and that was received pursuant to the applicable Rome Equity Plan shall be sold to Rome for, and Rome shall pay to the holder of such Rome Common Share, an amount in cash equal to the Rome Fair Market Value, without interest and less applicable withholding Taxes.

(ii) Effective as of the Closing, Parent shall exercise the drag-along right under Section 8(b) of each of the Rome 2001 Equity Plan and the Rome 2005 Equity Plan and Sections 7.4 and 8.4 of the applicable Rome 2015 Equity Plan, pursuant to which each Rome Common Share that is not held by Parent or a Parent Subsidiary and that was received pursuant to the applicable Rome Equity Plan shall be transferred to Purchaser in exchange for a cash payment equal to the Rome Fair Market Value.

(f) Rome Equity Award Cashout Amount. Prior to the Closing, UK Seller shall deliver to Purchaser a schedule (such schedule, the “Rome Cashout Schedule”) setting forth (i) the amounts payable under Sections 2.04(b)(i) and 2.04(e) with respect to each holder of Rome Common Shares and vested Rome Options, and (ii) the Rome Rollover Value (as defined below) with respect to each holder of Rome Options or Rome Restricted Stock Units that are unvested as of immediately prior to the Closing (the sum of the aggregate of the amounts described in the foregoing clauses (i) and (ii), the “Rome Equity Award Cashout Amount”), which amounts shall be expressed in dollars but converted into British pound sterling for purposes of the definition of “Closing Date Amount” at the rate specified in Section 3.04). On the Closing Date (or as soon as practicable thereafter), Purchaser (x) in the case of a payment under Section 2.04(e)(ii), shall pay and (y) in the case of a payment under Section 2.04(b)(i) or 2.04(e)(i), shall cause Rome to pay, in each case, to each individual set forth on the Rome Cashout Schedule, the amount indicated on the Rome Cashout Schedule, net of any withholding or deduction applicable thereto pursuant to Section 2.05. For purposes of this Agreement, “Rome Rollover Value” shall mean, with respect to each holder of Rome Options or Rome Restricted Stock Units that are unvested as of immediately prior to the Closing, an amount equal to the product of (x) (A) with respect to Rome Restricted Stock Units, the Rome Fair Market Value, or (B) with respect to Rome Options, the excess, if any, of (1) the Rome Fair Market Value minus (2) the exercise price per Rome Common Share subject to such Rome Options, as applicable, multiplied by (y) the number of remaining unvested Rome Common Shares subject to such Rome Options or Rome Restricted Stock Units, as applicable, as of immediately prior to the Closing.

2.	The seventh paragraph of Section 3.06 (“Adjustment Amount”) of the Purchase Agreement is hereby replaced in its entirety by the following:

“Transaction Expenses” means, to the extent not paid by Parent or a Parent Subsidiary at or prior to the Closing (and expressly including any Transaction Expenses triggered by the Closing), the sum of (I) all fees, commissions, costs, charges and expenses incurred, committed or payable (whether or not yet invoiced) by or on behalf of any Transferred Group Member (other than the Transferred Indian Entity), including for third party legal, accounting, consultancy, financial advisory or investment banking or similar services, in connection with or incidental to (i) the preparation, negotiation and execution of this Agreement, (ii) the consummation or performance of any of the transactions contemplated by this Agreement and the agreements contemplated hereby, or (iii) the pursuit of any alternative transaction designed to provide material liquidity to Parent in respect to the Transferred Group Members or their businesses, including, in respect of (i) through (iii) above, (A) the fees, commissions, costs, charges and expenses of any broker, investment banker or financial advisor, any legal, accounting and consulting or other advisor fees and expenses, (B) the fees, costs and expenses in respect of any insurance run-off policy contemplated by Section 8.05(b), and (C) any severance, stay, retention, sale or change of control payment, management incentive payments, bonus, success fee, royalty or other similar payment made or required to be made to any current or former director, officer, employee, contractor, consultant or agent as a result of, or in connection with, this Agreement and the transactions contemplated hereby, and in each case the employer portion of any payroll Taxes attributable thereto and (II) the employer-paid portion of any social security, payroll, unemployment or other similar Taxes payable in connection with the amounts set forth on the Rome Cashout Schedule, in each case excluding (1) the employer-paid portion of any social security, payroll, unemployment or other similar Taxes payable in connection with any amount attributable to Rome Options accelerated pursuant to Section 2.04(b)(ii) (which, for the avoidance of doubt, excludes any Rome Options which otherwise would have accelerated by their terms as a result of the Transactions) and the Rome Rollover Value, (2) any amount payable after the Closing as a result of, or in connection with, any Contract or arrangement entered into, or other actions taken, after the Closing by Purchaser or any Transferred Group Member and (3) the CEO LTIP Amount.

3.	Section 9.03(a) (“Conditions to Obligations of Purchaser”) of the Purchase Agreement is hereby replaced in its entirety by the following:

(i) the representations and warranties set forth in Sections 5.01(a), 5.03, 6.01(a), 6.01(c) and 6.02 shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), (ii) the representations and warranties set forth in Sections 5.01(b) and 5.02 and the representations and warranties set forth in Sections 6.01(b), 6.01(d) and 6.03 shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on the Closing Date (giving effect to the Pre-Closing Transfers), except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), (iii) the representations and warranties set forth in Section 6.06(b)(II) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on the Closing Date, and (iv) all other representations and warranties set forth in Article V and Article VI of this Agreement shall be true and correct, disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect”, “Material Adverse Effect” and words of similar import set forth therein, as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date), except, in the case of this clause (iv), for any failure to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

4.	The following definition shall be added to Section 12.03 of the Purchase Agreement:

“CEO LTIP Amount” means any amount paid by, or payable on behalf of, the Rome Entity to the chief executive officer of the Rome Entity pursuant to (i) Exhibit A to the employment agreement by and between the chief executive officer of the Rome Entity and the Rome Entity, dated as of February 28, 2018 or (ii) the Conditional Share Award under DMGT 2017 Long Term Executive Incentive Plan, granted to the chief executive officer of the Rome Entity on December 8, 2020, in each case including any employer-paid portion of any social security, payroll, unemployment or other similar Taxes payable in connection therewith, in each case only to the extent any such amount is reimbursed by Parent to the Rome Entity at or prior to the applicable payment date or paid or issued by Parent directly to the chief executive officer of the Rome Entity at or prior to the applicable payment date.

5.	All of the provisions of this Amendment shall be effective as of the date of this Amendment. Except to the extent specifically amended by this Amendment, the Purchase Agreement remains unchanged.

6.

After giving effect to this Amendment, any references in the Purchase Agreement to “this Agreement,” or to the words “hereof” or “hereunder” or words of similar import, and all references to the Purchase Agreement in any and all agreements, instruments, documents, notes, certificates and other writings of every kind of nature (other than in this Amendment or as otherwise expressly provided), shall mean the Purchase Agreement as amended by this Amendment, whether or not this Amendment is expressly referenced. All references in the Purchase Agreement to “the date hereof” or “the date of this Agreement” shall refer to August 5, 2021.

7.

The provisions of Article XII (“General Provisions”) of the Purchase Agreement shall, to the extent not already set forth in this Amendment, apply mutatis mutandis to this Amendment, and to the Purchase Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

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IN WITNESS WHEREOF, each of Parent, UK Seller, the Transferred US Entity and Purchaser has duly executed this Amendment as of the date first written above.

DAILY MAIL AND GENERAL TRUST PLC

By	/s/ Paul Zwillenberg
Name: Paul Zwillenberg
Title: Director

DMG ATLANTIC LTD

By	/s/ Paul Zwillenberg
Name: Paul Zwillenberg
Title: Authorized Signatory

DMG US INVESTMENTS, INC.

By	/s/ Will Flint
Name: Will Flint
Title: Director

[Signature Page to Amendment No. 1 to Purchase Agreement]

MOODY’S ANALYTICS, INC.

By:	/s/ Elizabeth M. McCarroll
Name: Elizabeth M. McCarroll
Title: Corporate Secretary and Associate General Counsel

[Signature Page to Amendment No. 1 to Purchase Agreement]